Exhibit 12.01

OGE Energy Corp.
S E C Method of
Ratio of Earnings to Fixed Charges

	Year Ended Dec 31, 1999	Year Ended Dec 31, 2000	Year Ended Dec 31, 2001	Year Ended Dec 31, 2002	Year Ended Dec 31, 2003	9 Months Ended Sept. 30, 2004

Earnings:
Pre-tax income from continuing operations	$226,165,760	$205,901,058	$146,764,324	$125,499,559	$209,238,801	$214,796,514

Add Fixed Charges	105,347,270	139,931,555	132,199,580	115,552,863	102,194,363	73,674,982

Subtotal	331,513,030	345,832,613	278,963,904	241,052,422	311,433,164	288,471,496

Subtract:
Allowance for funds used during construction	719,576	2,229,277	707,822	905,189	538,624	1,177,554
Minority interest - NOARK	1,640,086	1,243,067	953,181	134,579	(1,376,897)	(65,105)

Total Earnings	329,153,368	342,360,269	277,302,901	240,012,654	312,271,437	287,359,047

Fixed Charges:
Long-term debt interest expense	64,084,862	118,720,004	115,481,869	103,492,446	92,489,615	68,518,279
Other interest expense	36,891,106	16,173,031	12,462,336	8,250,174	6,045,733	2,651,233
Calculated interest on leased property	4,371,302	5,038,520	4,255,375	3,810,243	3,659,015	2,505,470

Total Fixed Charges	$105,347,270	$139,931,555	$132,199,580	$115,552,863	$102,194,363	$73,674,982

Ratio of Earnings to Fixed Charges	3.12	2.45	2.10	2.08	3.06	3.90